EXHIBIT 21.1

SUBSIDIARIES OF THE REGISTRANT

The registrant is the parent company of Dollar Tree Distribution, Inc., a distribution and warehousing company, and Dollar Tree Management, Inc., a management services company, both of which are Virginia companies. Certain other subsidiaries are not included because, when considered in the aggregate as a single subsidiary, they do not constitute a significant subsidiary as of January 29, 2005.

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